EXHIBIT 11.1

Statement re: Computation of per Share Earnings

The computation of per share earnings for the years ended December31, 2006 and 2007 is as follows and includes the effect of warrants issued by Gulfstream International Airlines, Inc. (“GIA”), a subsidiary of the Company:

	Year Ended December 31,
	2006	2007
Net income (loss)	$184,000	$(3,106,000)
Effect of GIA warrants	(52,000)	(39,000)
Net income (loss) — diluted	$132,000	$(3,145,000)

Weighted average of shares outstanding — basic and diluted	1,681,000	2,075,000

Earnings (loss) per common share:
Basic	$0.11	$(1.50)
Diluted	$0.08	$(1.52)

The effect on net income of the GIA warrants is calculated in accordance with SFAS No. 128 “Earnings per Share”, paragraph 62(a) as follows:

	Year Ended December 31,
	2006	2007
Earnings Per Share of GIA:
Net income (loss)	$257,000	$(495,000
Add: management fees charged by the Parent	320,000	360,000
Add: GIA's portion of consolidated tax benefit	—	561,000
Adjusted net income	$577,000	426,000

Basic weighted average shares	19,575,000	19,575,000
Dilutive effect of warrants	1,958,000	1,958,000
Diluted weighted average shares	21,533,000	21,533,000

Earnings per common share:
Basic	$0.0295	$0.0218
Diluted	$0.0268	$0.0198

Effect on Net Income of GIA Warrants:
Proportionate share of GIA income included in basic earnings per share (1)	$577,000	$426,000
Proportionate share of GIA income included in diluted earnings per share (2)	525,000	387,000
Difference	$52,000	$39,000

(1) — Calculated as the number of GIA outstanding shares times GIA basic earnings per share
(2) — Calculated as the number of GIA outstanding shares times GIA diluted earnings per share